Hogan Lovells US LLP 609 Main Street Suite 4200 Houston, TX 77002 T +1 713 632 1400 F +1 713 632 1401 www.hoganlovells.com

May 30, 2025

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	City Office REIT, Inc.

Form 10-K for the fiscal year ended December 31, 2024

File No. 001-36409

Ladies and Gentlemen:

On behalf of our client, City Office REIT, Inc., a Maryland corporation (the “Company,” “CIO,” “we,” “us” or “our”), set forth below are the responses of the Company to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 27, 2025, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2024, submitted to the Commission on February 20, 2025 (the “10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the 10-K unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the 10-K. The Company respectfully informs the Staff that KPMG LLP, the Company’s independent external auditor, has reviewed this correspondence.

Form 10-K for the fiscal year ended December 31, 2024

Notes to Consolidated Financial Statements

13. Segment Information, page 77

1.

We note your response to our prior comment 1. Please further clarify for us if these significant expense categories and amounts are regularly provided to the chief operating decision maker. To the extent such significant expenses are regularly provided, please tell us how you determined it was unnecessary to quantify each of these significant expenses. Reference is made to ASC 280-10-50-26A.

RESPONSE:

We acknowledge the Staff’s comment. For further clarity, the Company confirms that we do not regularly provide disaggregated property operating expense categories and amounts to the Company’s chief operating decision makers (“CODM”).

******

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or if any supplemental information is required by the Staff, please do not hesitate to contact me at (713) 632-1478 or jim.davidson@hoganlovells.com.

Very truly yours,

/s/ James V. Davidson, Esq.
James V. Davidson, Esq.

cc:	Anthony Maretic, City Office REIT, Inc.

James Farrar, City Office REIT, Inc.

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